Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

Great Panther Provides COVID-19 Update

Vancouver – May 6, 2020 – Great Panther Mining Limited (TSX: GPR. NYSE-A: GPL) (“Great Panther” or “the Company”) announces that two employees that live in the nearby communities of the Tucano Gold Mine (“Tucano”) in northern Brazil have tested positive for the COVID-19 virus. Both employees are stable with mild symptoms and remain in isolation at home monitored daily by the local health authority.

Operations at Tucano have not been impacted, and the mine has continued to operate at full capacity with strict COVID-19 mitigation protocols, which Great Panther implemented in mid-March. There are no other confirmed or suspected cases at the Company’s Mexican operations or its Coricancha Mine in Peru that continue complying with temporary government-mandated restrictions.

As previously reported, the Mexican Federal Government extended the closure of all non-essential businesses until May 30, 2020, except for companies operating in municipalities with low or no cases of COVID-19 transmission, which may re-open on May 18, 2020 (see news release dated April 24, 2020). To date, there are no confirmed or suspected cases in the municipality where the Topia Mine is located. Consequently, the Company is planning to resume a safe ramp-up of operations at its Topia Mine on May 18, 2020. The Guanajuato Mine Complex is expected to restart operating activities on May 30, 2020.

Through a decree issued on May 2, 2020, the Peruvian government authorized mining companies to return to operating activities as of May 2, 2020, in four phases, adding one phase monthly. The Coricancha Mine in Peru falls within the category of mining operations allowed to resume operating activities in July. In the first quarter of 2020, the Company undertook a limited mining and mill processing campaign of approximately 25,000 tonnes; however, these activities were temporarily suspended following the federal government-mandated restrictions and will be potentially rescheduled towards the end of the third quarter. The Coricancha Mine remains on care and maintenance and is not material to the Company’s operations.

The restart of operations in Mexico and Peru will be a phased approach following health guidelines and government regulations in each jurisdiction with appropriate protocols in place to protect the health and safety of our workforce and communities.

Great Panther places the safety and wellbeing of its personnel and communities as its highest priority. Consequently, all operations have implemented pandemic plans aligned with local health authorities and the World Health Organization guidelines. These plans cover a large number of measures that are reviewed continuously, and some of the steps implemented are listed below. Additionally, each country management team has set up special committees to rapidly respond to changing conditions in their regions.

Health and Safety Measures

•	Employees that can work from home have been required to do so.
•	All non-essential work and visits to Great Panther’s operations have been suspended until further notice.
•	Personnel and visitors arriving at sites are subject to medical screening and are required to complete a site-specific medical questionnaire.
•	Operating rosters have been extended to allow for safer medical screening and isolation periods.
•	Increased cleaning and sanitizing procedures have been introduced, especially in commonly and frequently visited areas.
•	The Company’s medical teams at each site, in collaboration with local health authorities, have established protocols for the isolation, testing and care of employees showing COVID-19 symptoms.
•	Mandatory physical distancing practices have been implemented in all working areas and for transportation services.
•	Awareness campaigns to educate all employees, their families and local communities on preventive measures and hygiene best practices continue regularly.

Great Panther will continue to update its plans and response measures based on the safety and wellbeing of its personnel, providing daily reports on the pandemic in areas where it operates and maintaining all government restrictions.

ABOUT GREAT PANTHER

Great Panther Mining Limited is a Vancouver-based intermediate gold and silver mining and exploration company. Great Panther’s operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding developments related to COVID-19, the impact to the Company’s operating mines in Mexico, the duration of government mandated restrictions in Mexico and Peru, and potential cases of COVID-19 at the Company’s corporate offices and mining operations.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, developments with respect to COVID19 that may impact the Company’s operations, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, the continuation or the cessation of the directive suspending non-essential activities in Mexico, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3